Exhibit 99.1

CONSENT OF CUSHMAN & WAKEFIELD ARGENTINA S.A.

We hereby consent to the use of our name in the Registration Statement on Form F-3 (File No. 333-191325), as amended, including any prospectus supplement relating thereto (collectivelly, the “Registration Statement”) and the references to and information contained in the Cushman & Wakefield Argentina S.A. Appraisal of Real Property report dated September 30, 2015 prepared for Adecoagro S.A., wherever appearing in the Registration Statement, including but not limited to our company under the heading “Business” appearing in the prospectus supplement to the Registration Statement.

Dated: March  21,  2016
Cushman & Wakefield Argentina S.A.
By:
 Name: Julio C. Speroni
 Title: Valuation Manager